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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
  (UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 1)

                             SHAW INDUSTRIES, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

                           COMMON STOCK, NO PAR VALUE
                 SERIES A PARTICIPATING PREFERRED STOCK RIGHTS
                         (Title of Class of Securities)

                                  8202-86-102
                     (Cusip Number of Class of Securities)

                            BENNIE M. LAUGHTER, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                             SHAW INDUSTRIES, INC.
                             616 EAST WALNUT AVENUE
                                P.O. DRAWER 2128
                             DALTON, GEORGIA 30720
                            TELEPHONE (706) 278-3812
          (Name, Address and Telephone Number of Person Authorized to
    Receive Notices and Communications on Behalf of Person Filing Statement)

                                    COPY TO:
                            GABRIEL DUMITRESCU, ESQ.
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                            191 PEACHTREE STREET NE
                                SIXTEENTH FLOOR
                             ATLANTA, GEORGIA 30303
                                 (404) 572-6600

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                           CALCULATION OF FILING FEE


-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                TRANSACTION VALUE*                                 AMOUNT OF FILING FEE
--------------------------------------------------- ---------------------------------------------------
                   $162,000,000                                           $32,400
-------------------------------------------------------------------------------------------------------

* For the purpose of calculating the filing fee only, this amount is based on the purchase of 12,000,000 shares of common stock at the maximum tender offer price of $13.50 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

              AMOUNT PREVIOUSLY PAID:                                  FILING PARTY:
--------------------------------------------------- ---------------------------------------------------
                        N/A                                                 N/A
             FORM OR REGISTRATION NO.:                                  DATE FILED:
--------------------------------------------------- ---------------------------------------------------
                        N/A                                                 N/A

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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule   [X]  issuer tender offer subject to Rule 13e-4
     14d-1
[ ]  going-private transaction subject to Rule  [ ]  amendment to Schedule 13D under
     13e-3                                           Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the tender offer by Shaw Industries, Inc., a Georgia corporation, to purchase 12,000,000 shares, or such lesser number of shares as are properly tendered, of its common stock, without par value, including the associated rights to purchase Series A Participating Preferred Stock issued pursuant to the Amended and Restated Rights Agreement dated April 10, 1999, between Shaw Industries, Inc. and EquiServe Trust Company, N.A., as amended, at prices not in excess of $13.50 nor less than $11.50 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 13, 2000, and in the related Letter of Transmittal, which, as amended and supplemented from time to time, together constitute the tender offer. Unless the context otherwise requires, all references to shares shall include the associated preferred stock purchase rights. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Amendment No. 1 to the Schedule TO as Exhibit
(a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 1 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

     The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Amendment No. 1 to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Amendment No. 1 to the Schedule TO by reference in answer to items 1 though 11 of Schedule TO.

ITEM 12.  EXHIBITS.

(a)(1)(A)  Offer to Purchase, dated March 13, 2000
(a)(1)(B) Letter of Transmittal (including certification of taxpayer identification number on Substitute Form W-9)
(a)(1)(C)  Notice of Guaranteed Delivery
(a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 13, 2000
(a)(1)(E) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees
(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9
(a)(1)(G) Letter to Participants for use by the Trustee of the Retirement Savings Plan
(a)(2)-(4) Not applicable
(a)(5)(A)  Press Release, dated March 10, 2000*
(a)(5)(B)  Summary Advertisement, dated March 13, 2000
(a)(5)(C) Letter to shareholders from Robert E. Shaw, the Chairman of the Board and Chief Executive Officer of Shaw, dated March
           13, 2000
(a)(5)(D)  Press Release, dated March 13, 2000
(b) Amended and Restated Credit Agreement as of March 16, 1998 among Shaw, the lenders appearing on the signature pages thereto, NationsBank, N.A. and SunTrust Bank, Atlanta.
           (Incorporated herein by reference to Exhibit 99.3 to Shaw's
           Quarterly Report on Form 10-Q filed with the Commission on November 17, 1998 (File No. 1-6853).)
(c)        Not applicable
(d)        Not applicable
(f)        Not applicable
(g)        Not applicable
(h)        Not applicable

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* Previously filed

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SHAW INDUSTRIES, INC.

                                          By:
                                                    /s/ B.M. LAUGHTER
                                            ------------------------------------
                                            Name: B.M. Laughter
                                            Title: Vice President

Dated: March 13, 2000

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                            DESCRIPTION
---------                          -----------
(a)(1)(A)  Offer to Purchase, dated March 13, 2000
(a)(1)(B)  Letter of Transmittal (including certification of taxpayer identification number on Substitute Form W-9)
(a)(1)(C)  Notice of Guaranteed Delivery
(a)(1)(D)  Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 13, 2000
(a)(1)(E)  Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees
(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9
(a)(1)(G)  Letter to Participants for use by the Trustee of the
           Retirement Savings Plan
(a)(2)-(4) Not applicable
(a)(5)(A)  Press Release, dated March 10, 2000*
(a)(5)(B)  Summary Advertisement, dated March 13, 2000
(a)(5)(C)  Letter to shareholders from Robert E. Shaw, Chairman of the
           Board and Chief Operating Officer of Shaw, dated March 13,
           2000
(a)(5)(D)  Press Release, dated March 13, 2000
(b)        Amended and Restated Credit Agreement dated as of March 16,
           1998 among Shaw, the lenders appearing on the signature
           pages thereto, NationsBank, N.A. and SunTrust Bank, Atlanta.
           (Incorporated herein by reference to Exhibit 99.3 to Shaw's
           Quarterly Report on Form 10-Q filed with the Commission on
           November 17, 1998 (File No. 1-6853).)
(c)        Not applicable
(d)        Not applicable
(f)        Not applicable
(g)        Not applicable
(h)        Not applicable

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* Previously filed